EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the “Company” or “Mogo”)

2100 – 401 West Georgia Street

Vancouver, British Columbia V6B 5A1

Item 2. Date of Material Change

March 22, 2021.

Item 3. News Release

A news release in respect of the material change was disseminated on March 23, 2021 via Globe NewsWire.

Item 4. Summary of Material Change

Mogo and Moka Financial Technologies Inc. (“Moka”) have entered into a binding letter of intent dated March 22, 2021 (the “LOI”), pursuant to which Mogo has agreed to acquire all of the issued and outstanding equity interests of Moka (the “Moka Shares”), including all securities convertible into equity interests of Moka, in exchange for the issuance of an aggregate of 5,000,000 common shares in the capital of Mogo (“Mogo Shares”), subject to potential downward adjustments for working capital, and the assumption of net debt of Moka in the approximate amount of $3,000,000 (the “Transaction”).

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On March 22, 2021 Mogo and Moka entered into the LOI with respect to the Transaction. Pursuant to the LOI, Mogo and Moka have agreed that:

(a)	Mogo will acquire all of the issued and outstanding Moka Securities;

(b)

the vesting of all outstanding options to purchase shares of Moka will be accelerated and, any options that have not been exercised on or prior to the closing of the Transaction will be terminated without further action, formality or payment of consideration to the holders of such options;

(c)	Mogo will assume approximately $3,000,000 in net debt of Moka; and

(d)

Mogo will issue an aggregate of 5,000,000 Mogo Shares to the holders of Moka Shares in exchange for their Moka Shares, subject to potential downward adjustments at closing based on the working capital position of Moka.

Mogo and Moka have agreed to enter into a further definitive agreement consistent with the terms of the LOI (the “Definitive Agreement”) to set out the detailed terms of the Transaction. Subject to further agreement of Mogo and Moka, the Transaction may be structured as a share exchange, statutory plan of arrangement under Section 192 of the Canada Business Corporations Act or some other form of business combination transaction. Moka has procured voting support agreements with respect to the Transaction from Moka’s senior management, board members, and key outside shareholders representing no less than two thirds of the outstanding Moka Securities.

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Following completion of the Transaction, Mogo is expected to hold 100% of Moka’s equity securities and the current holders of Moka Securities are expected to hold, as a group, less than 10% of the outstanding Mogo Shares.

The Transaction is subject to certain regulatory approvals, in addition to other customary closing conditions for a transaction of this nature and is expected to close in the second quarter of 2021. The issuance of Mogo Shares under the Transaction is subject to the approval of the Toronto Stock Exchange.

All Mogo Shares issued in connection with the Transaction will be subject to minimum six-month escrow restrictions with additional escrow and vesting restrictions for certain Moka employees and shareholders.

Subject to applicable laws and satisfaction of any applicable independence or other governance requirements, Mogo has further agreed to use its commercial best efforts to nominate Liam Cheung, the current Chairman of Moka, for election to the board of directors of Mogo at the next annual general meeting of shareholders of Mogo at which directors are nominated for election.

The LOI may be terminated at any time: (a) by mutual agreement of Mogo and Moka; (b) automatically upon execution of the Definitive Agreement; (c) by Mogo or Moka if the Transaction is not completed by July 1, 2021 or such later date as agreed by Mogo and Moka, other than as a result of a material breach or misrepresentation under the LOI by the terminating party; (d) by Mogo or Moka if any regulatory authority permanently restrains or prohibits any part of the Transaction; or (e) by Mogo or Moka if the other party is in default of a material covenant or obligation under the LOI or any representation or warranty of the other party in the LOI is untrue or incorrect in any material respect and such default or misrepresentation is not cured after three business days’ written notice thereof.

This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS:

This material change report contains certain “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information and forward-looking statements (together, “forward-looking statements”) are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements in this material change report include, but are not limited to, statements with respect to the Transaction, including the anticipated closing date and terms of the Definitive Agreement.

All such forward-looking statements are based on certain assumptions and analyses made by management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believe are appropriate in the circumstances. In addition, all forward-looking information and statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements including, but not limited to, the failure of parties to contracts to honour contractual commitments, the failure to obtain applicable consents and regulatory or stock exchange approvals in connection with the Transaction; unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts to perform as agreed; unanticipated changes in key management personnel and general economic, market or business conditions and other factors described in the Company’s most recent annual information form and management discussion and analysis filed on SEDAR on www.sedar.com. Readers are cautioned not to place undue reliance on forward-looking statements.

Although the forward-looking statements contained in this material change report are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this material change report and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this material change report.

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5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9. Date of Report

April 1, 2021.

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